UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

OPSWARE INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

68383A101

(CUSIP Number)

Hewlett-Packard Company

Charles N. Charnas

Vice President, Deputy General Counsel and Assistant Secretary

3000 Hanover Street

Palo Alto, CA 94304

(650) 857-1501

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68383A101

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Hewlett-Packard Company (I.R.S. Identification No. 94-1081436)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 3)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,928,645 (See Item 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 28,928,645 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,928,645 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.5% (See Item 5)

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to shares of common stock of Opsware Inc. (“Opsware”), par value $0.001 per share (the “Shares”). The address and principal executive office of Opsware is 599 N. Mathilda Avenue, Sunnyvale, California 94085.

Item 2.	Identity and Background

This statement is being filed on behalf of Hewlett-Packard Company, a Delaware corporation (“HP”).  The principal executive offices of HP are located at 3000 Hanover Street, Palo Alto, CA 94304.  HP’s principal line of business is providing technology solutions to consumers, businesses and institutions globally.

Attached as Schedule I, and incorporated herein by reference, is a chart setting forth, with respect to each executive officer, director and controlling person of HP, his or her name, residence or business address and present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted), in each case as of the date hereof.

During the last five years, neither HP nor, to the best knowledge of HP, any executive officer, director or controlling person of HP named on Schedule I have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither HP nor, to the best knowledge of HP, any of the persons named on Schedule I is or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the best knowledge of HP, other than Sari M. Baldauf and Catherine A. Lesjak, each executive officer, director or controlling person of HP is a citizen of the United States.  Ms. Lesjak is a citizen of Canada and Ms. Baldauf is a citizen of Finland.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to, and subject to the terms and conditions contained in, the Support Agreements described in Item 4, HP may be deemed to have acquired beneficial ownership of the Subject Shares (as defined below) by virtue of entering into the Support Agreements with certain stockholders of Opsware.  HP has not paid any consideration to such stockholders in connection with the execution and delivery of the Support Agreements described under Item 4 of this statement.

Item 4.	Purpose of Transaction

On July 20, 2007, HP, Orca Acquisition Corporation, a newly formed Delaware corporation and wholly owned subsidiary of HP (“Purchaser”), and Opsware entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser, as promptly as practicable after the date of the Merger Agreement (and in any event within ten (10) business days), will commence a cash tender offer (the “Offer”) to purchase all outstanding Shares at a price of $14.25 per share (the “Offer Price”), net to the seller in cash.  Following the completion of the Offer and the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, (i) Purchaser will be merged under Delaware law into Opsware (the “Merger”), with Opsware being the surviving corporation, (ii) each Share that is not tendered and accepted pursuant to the Offer (other than Shares owned by HP or Opsware or any of their respective wholly owned subsidiaries) will be converted into the right to receive in cash an amount per share equal to the Offer Price and (iii)

each share of common stock, par value $0.001 per share, of Purchaser that is issued and outstanding immediately prior to the Merger will be converted into one share of common stock, par value $0.001 per share, of the surviving corporation.  The Offer, the Merger and the other transactions contemplated by the Merger Agreement are subject to the satisfaction or waiver of certain conditions, including receipt of regulatory approvals, as set forth in the Merger Agreement.  The Merger Agreement is attached as Exhibit 1 hereto and is incorporated herein by reference.

The purpose of the Offer and the Merger is to enable HP to acquire control of Opsware by acquiring all of the outstanding Shares.  Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to the willingness of HP and Purchaser to enter into the Merger Agreement, certain directors and executive officers of Opsware (and certain trust and limited partnership entities affiliated with certain of such persons) (the “Stockholders”), in their capacity as stockholders of Opsware, entered into Tender and Stockholder Support Agreements (collectively, the “Support Agreements”) with HP and Purchaser, a copy of the form of which is attached hereto as Exhibit 2 and is incorporated herein by reference.  Pursuant to the Support Agreements and as more fully described therein, each Stockholder, among other things, (i) agreed to tender into the Offer, and not withdraw, all Shares of which he or she is the beneficial owner (including Shares subsequently received due to the exercise of options or otherwise) or has the sole right to vote and dispose, and any Shares over which such Stockholder subsequently acquires beneficial ownership (the “Subject Shares”), (ii) agreed to vote any of his or her Subject Shares (A) in favor of the Merger (including the adoption of the Merger Agreement); and (B) against any action or agreement which would materially impede or interfere with, or prevent, the Merger, including, but not limited to, any other extraordinary corporate transaction, including, a merger, acquisition, sale, consolidation, reorganization or liquidation involving Opsware and a third party, or any other Acquisition Transaction proposed by a third party, (iii) subject the Subject Shares to certain transfer restrictions and (iv) agreed that his or her representatives would not solicit, initiate, knowingly encourage, or knowingly facilitate (including by way of furnishing non-public information) any inquiries or the making or submission of, any offer, proposal or indication of interest that constitutes or would reasonably be expected to lead to an Acquisition Proposal.  “Acquisition Proposal” means any inquiry, offer, proposal or indication of interest, whether or not in writing, as the case may be, by any Person that relates to an Acquisition Transaction.  “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving (i) any merger, consolidation, recapitalization, liquidation or other direct or indirect business combination involving Opsware pursuant to which the stockholders of Opsware immediately preceding such transaction would hold less than eighty-five percent (85%) of the equity or voting securities of the surviving or resulting entity of such transaction, (ii) the issuance or acquisition, directly or indirectly, of shares of any class of capital stock or other equity securities of (A) Opsware representing more than fifteen percent (15%) (by ownership or voting power) of the outstanding shares of any class of capital stock of Opsware by any person or “group” (as defined under Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Act”)) or (B) any Opsware subsidiary or subsidiaries whose assets constitute fifteen percent (15%) or more of the assets of Opsware and its subsidiaries, taken as a whole, (iii) any tender or exchange offer that if consummated would result in any person or “group” (as defined under Section 13(d) of the Act) beneficially owning shares of any class of capital stock or other equity securities of Opsware representing more than fifteen percent (15%) (by ownership or voting power) of the outstanding shares of any class of capital stock of Opsware, (iv) the acquisition, license, lease, purchase or other disposition of assets that constitute fifteen percent (15%) or more of the total assets (including equity securities of subsidiaries) of Opsware and its subsidiaries, taken as a whole, other than transactions in the ordinary course of business or consistent with past practice, or (v) any combination of the foregoing.  The Support Agreements terminate when and if the Merger Agreement is terminated without the consummation of the Merger.

HP did not pay any additional consideration to the Stockholders in connection with the execution and delivery of the Support Agreements. The purpose of the Support Agreements is to increase the likelihood that the Offer and the Merger will be consummated.

Pursuant to the terms of the Merger Agreement, following the acceptance for payment by Purchaser pursuant to the Offer of more than fifty percent (50%) of the outstanding Shares, and at all times thereafter, Purchaser shall be entitled to elect or designate such number of directors, rounded up to the next whole number, of the Board of Directors of Opsware as is equal to the product of the total number of directors on the Opsware Board of Directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by HP, Purchaser and any of its affiliates bears to the total number of Shares then outstanding.  However, notwithstanding the foregoing, in no event shall Purchaser be entitled to elect or designate a majority of the Opsware Board of Directors unless it is the beneficial owner of Shares entitling it to exercise at least a majority of the voting power of the outstanding Shares.

Upon consummation of the Merger, the directors and officers of Purchaser shall be appointed as the directors and officers, respectively, of Opsware until their respective successors shall have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with Opsware’s certificate of incorporation and bylaws.  Thereafter, HP intends to integrate Opsware's business and operations with those of HP under the direction of HP’s management.  In addition, the Certificate of Incorporation and Bylaws of Opsware will be amended and restated to become the Certificate of Incorporation and Bylaws of Purchaser.

Upon the consummation of the Offer, the Shares may become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and HP may cause them to be deregistered.  Upon the consummation of the Merger, the Shares will become eligible for such deregistration and HP will cause them to be deregistered.

Other than as described in this Item 4, HP currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.  HP intends to continue to review Opsware and its assets, corporate structure, dividend policy, capitalization, operations, properties, policies, management and personnel, and to further consider, following consummation of the Offer and the appointment of directors to the Opsware Board of Directors, whether any changes would be desirable in light of the circumstances then existing, and reserves the right to take such actions or effect such changes as it deems desirable.

Item 5.	Interest in Securities of the Issuer

(a)                          Not including Shares that the Stockholders may subsequently receive due to the exercise of options, as a result of entering into the Support Agreements, as of July 20, 2007, HP may be deemed to have acquired beneficial ownership of an aggregate of 16,756,791 Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose.  Such Shares represented approximately 15.8% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of HP under Section 13(d) of the Act.

Including Shares that the Stockholders may subsequently receive due to the exercise of options, as a result of entering into the Support Agreements, as of July 20, 2007, HP may be deemed to have acquired beneficial ownership of an aggregate of 28,928,645 Shares that were either owned by the Stockholders or over which the Stockholders had the power to vote and dispose.  Such Shares represented approximately 24.5% of the outstanding Shares that were deemed to be outstanding for purposes of calculating the beneficial ownership of HP under Section 13(d) of the Act.

All percentages of Shares beneficially owned described in this statement are based upon 105,811,082 Shares outstanding as of July 16, 2007.

HP directly owns no Shares.

See the description set forth under Item 4 of this statement, which is incorporated herein by reference.

(b)                         HP may be deemed to share with the signatories of the Support Agreements the power to vote the Subject Shares solely with respect to those matters described in Item 4 of this statement and in the Support Agreements, which are incorporated herein by reference.

HP also may be deemed to share with the signatories of the Support Agreements the power to dispose of the Subject Shares subject thereto solely to the extent that the Support Agreements restrict the ability of the Stockholders to transfer the Subject Shares, as more fully described in Item 4 of this statement and in the Support Agreements, which are incorporated herein by reference.

Except as described herein, HP is not entitled to any rights as a stockholder of Opsware in respect of the Subject Shares, and, therefore, HP disclaims beneficial ownership of the Subject Shares.

To the knowledge of HP, none of the persons set forth on Schedule I hereto beneficially owns any Shares.

(c)                          To the knowledge of HP, no transactions in Shares have been effected during the past 60 days by either HP or any person set forth on Schedule I hereto.

(d)                         To the knowledge of HP, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares.

(e)                          Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4, neither HP nor, to the best knowledge of HP, any person set forth on Schedule I hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any other person with respect to any securities of Opsware or its subsidiaries.

Item 7.	Material to Be Filed as Exhibits

1.                                       Agreement and Plan of Merger, dated as of July 20, 2007, by and among HP, Purchaser and Opsware (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by HP on July 23, 2007).

2.                                       Form of Tender and Stockholder Support Agreements.  HP and Purchaser entered into Tender and Stockholder Support Agreements, dated as of July 20, 2007, with each of Marc L. Andreessen, Jordan J. Breslow, William V. Campbell, David F. Conte, Mark Cranney, Sachin Gupta, Tim Howes, Benjamin A. Horowitz, Simon M. Lorne, Michael S. Ovitz, Sharmila N. Shahani, John L. O’Farrell and Michelangelo A. Volpi, and certain trust and limited partnership entities affiliated with certain of such persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 30, 2007	HEWLETT-PACKARD COMPANY

/s/ Charles N. Charnas
Charles N. Charnas
Vice President, Deputy General Counsel
and Assistant Secretary

Schedule I

The following table sets forth the names, principal occupations and five-year employment histories of the directors and executive officers of HP. The business address for each person is 3000 Hanover Street, Palo Alto, California 94304.

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

Directors:

Lawrence T. Babbio, Jr.	62

Mr. Babbio served as Vice Chairman and President of Verizon Communications, Inc. (formerly Bell Atlantic Corporation), a telecommunications company, from 2000 until his retirement in the first quarter of 2007. He was a director of Compaq Computer Corporation from 1995 until HP’s acquisition of Compaq in May 2002.

Sari M. Baldauf	51

Ms. Baldauf served as Executive Vice President and General Manager of the Networks business group of Nokia Corporation, a communications company, from July 1998 until February 2005. She previously held various positions at Nokia since 1983. Ms. Baldauf also serves as a director at SanomaWSOY, a director of F-Secure Corporation, a director of VIT Corporation, the non-executive chairman of the Savonlinna Opera Festival and a member of the Global Board of the International Youth Foundation.

Richard A. Hackborn	70

Mr. Hackborn has served as HP’s lead independent director since September 2006. Previously, Mr. Hackborn served as HP’s Chairman of the Board from January 2000 to September 2000. He was HP’s Vice President, Computer Products Organization from 1990 until his retirement in 1993 after a 33-year career with HP.

John H. Hammergren	48

Mr. Hammergren has served as Chairman of McKesson Corporation, a healthcare services and information technology company, since July 2002 and as President and Chief Executive Officer of McKesson since April 2001. From July 1999 to April 2001, Mr. Hammergren served as Co-President and Co-Chief Executive Officer of McKesson. Mr. Hammergren is also a director of Nadro, S.A. de C.V. (Mexico) and Verispan LLC.

Mark V. Hurd*	50

Mr. Hurd has served as Chairman of HP since September 2006 and as Chief Executive Officer, President and a member of the Board since April 1, 2005. Prior to that, he served as Chief Executive Officer of NCR Corporation, a technology company, from March 2003 to March 2005 and as President from July 2001 to March 2005. From September 2002 to March 2003 Mr. Hurd was the Chief Operating Officer of NCR, and from July 2000 until March 2003 he was Chief Operating Officer of NCR’s Teradata data-warehousing division.

Joel Z. Hyatt	57

Mr. Hyatt has served as the Chief Executive Officer of Current Media, LLC, a cable and satellite television company, since September 2002. From September 1998 to June 2003, Mr. Hyatt was a Lecturer in Entrepreneurship at the Stanford University Graduate School of Business. Previously, Mr. Hyatt was the founder and Chief Executive Officer of Hyatt Legal Plans, Inc.,

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

		a provider of employer-sponsored group legal plans.

John R. Joyce	53

Mr. Joyce has served as a Managing Director at Silver Lake since July 2005. From 1975 to July 2005, Mr. Joyce served in multiple roles for IBM, a global technology firm, including Senior Vice President and Group Executive of the IBM Global Services division; Chief Financial Officer; President, IBM Asia Pacific; and Vice President and Controller for IBM’s global Operations. He is also a director of Gartner, Inc., Avago Technologies Limited and Serena Software, Inc.

Robert L. Ryan	64

Mr. Ryan served as Senior Vice President and Chief Financial Officer of Medtronic, Inc., a medical technology company, from 1993 until his retirement in May 2005. He also is a director of UnitedHealth Group Incorporated, General Mills, Inc. and The Black and Decker Corporation and Citigroup, Inc..

Lucille S. Salhany	61

Ms. Salhany has served as President and Chief Executive Officer of JHMedia, a consulting company, since 1997. Since 2003, she has been a partner and director of Echo Bridge Entertainment, an independent film distribution company. From 1999 to March 2002, she was President and Chief Executive Officer of LifeFX Networks, Inc., which filed for federal bankruptcy protection in May 2002. From 1994 to 1997, Ms. Salhany was the Chief Executive Officer and President of UPN (United Paramount Network), a broadcasting company. From 1993 to 1994, she was Chairman of Fox Broadcasting Company, a national television network, and from 1991 to 1993 she was Chairman of Twentieth Television, a division of Fox Broadcasting Company. Ms. Salhany was a director of Compaq from 1997 until HP’s acquisition of Compaq in May 2002. Ms. Salhany is also a director of Ion Media Networks, Inc.

G. Kennedy Thompson	56

Mr. Thompson has served as Chairman of the Board of Wachovia Corporation, a financial services company, since February 2003 and as a director since 1999. He has also served as Chief Executive Officer of Wachovia since April 2000 and as President since 1999. Mr. Thompson also is a director of Wachovia Preferred Funding Corp.

Executive Officers:

R. Todd Bradley	48

Mr. Bradley was elected Executive Vice President in June 2005. From October 2003 to June 2005, he served as the Chief Executive Officer of palmOne Inc., a mobile computing company. Mr. Bradley also served as President and Chief Operating Officer of palmOne from May 2002 until October 2003, and from June 2001 to May 2002 he served as Executive Vice President and Chief Operating Officer of palmOne.

Charles N. Charnas	49

Mr. Charnas was elected Assistant Secretary in 1999. He was appointed Vice President and Deputy General Counsel in 2002. Since 1999, he has headed the Corporate, Securities and Mergers and Acquisitions Section of HP’s worldwide legal department. From September 2006 through February 2007, Mr. Charnas also served as Acting General of HP. Mr. Charnas is not an executive officer for

Name	Age	Current Principal Occupation or Employment and Five-Year Employment History

		purposes of Section 16 of the Securities Exchange Act of 1934.

Jon E. Flaxman	50

Mr. Flaxman has served as Executive Vice President and Chief Administrative Officer since March 2007. He served as Principal Accounting Officer from February 2005 until February 2007. He was elected Senior Vice President in 2002 after serving as Vice President and Controller since May 2001.

Michael J. Holston	44

Mr. Holston has served as Executive Vice President and General Counsel since February 2007 and as Secretary since March 2007. Prior to that, he was a partner in the litigation practice at Morgan, Lewis & Bockius LLP, where, among other clients, he supported HP as external counsel on a variety of litigation and regulatory matters for more than ten years.

Vyomesh Joshi	53

Mr. Joshi was elected Executive Vice President in 2002 after serving as Vice President since January 2001. He became President of the Imaging and Printing Group in February 2001. Mr. Joshi also served as Chairman of Phogenix Imaging LLC, a joint venture between HP and Kodak, from 2000 until May 2003, when Phogenix was dissolved and Controller from 2002 until February 2007. Mr. Joshi also is a director of Yahoo! Inc.

Catherine A. Lesjak	48

Ms. Lesjak has served as Executive Vice President and Chief Financial Officer since January 2007. She was elected Senior Vice President and Treasurer in 2003. From May 2002 to July 2003, she was Vice President of Finance for Enterprise Marketing and Solutions and Vice President of Finance for the Software Global Business Unit. From June 2000 to May 2002, Ms. Lesjak was Controller for the Software Solutions Organization.

Ann M. Livermore	47

Ms. Livermore was elected Executive Vice President in 2002 after serving as Vice President since 1995. Since May 2004, she has led the Technology Solutions Group. In April 2001, she became President of HP Services. In October 1999, she became President of the Business Customer Organization. Ms. Livermore also is a director of United Parcel Service, Inc.

John N. McMullen	48	Mr. McMullen has served as Senior Vice President and Treasurer since March 2007. Previously, he served as Vice President of Finance for HP’s Imaging and Printing Group since May 2002.

Randall D. Mott	51

Mr. Mott was elected Executive Vice President and Chief Information Officer in July 2005. From 2000 to June 2005, Mr. Mott was Senior Vice President and Chief Information Officer of Dell Inc., a technology company.

James T. Murrin	46

Mr. Murrin has served as Senior Vice President, Controller and Principal Accounting Officer since March 2007. Previously, he served as Vice President of Finance for HP’s Technology Solutions Group since 2004. Prior to that, Mr. Murrin held various other finance positions at HP since joining the company in 1989.

Marcela Perez de Alonso	53

Ms. Perez de Alonso was elected Executive Vice President, Human Resources in January 2004. From 1999 until she joined HP in January 2004, Ms. Perez de Alonso was Division Head of Citigroup North Latin America Consumer Bank, in charge of the retail business operations of Citigroup in Puerto Rico, Venezuela, Colombia, Peru, Panama, the Bahamas and the Dominican Republic and also in charge of deposit products for the international retail bank until 2002.

Shane V. Robison	53

Mr. Robison has served as Executive Vice President and Chief Strategy and Technology Officer since May 2002. He was elected Senior Vice President in 2002 in connection with HP’s acquisition of Compaq. Prior to joining HP, Mr. Robison served as Senior Vice President, Technology and Chief Technology Officer at Compaq from 2000 to May 2002.

*Serves as both an executive officer and director of HP.